For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

$2,100,000 Non-Brokered Private Placement

June 23, 2011 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to announce a non-brokered private placement of up to 7,000,000 units consisting of non-flow-through units (“NFT Units”) at $0.30 per NFT Unit and flow-through units (“FT Units”) at $0.35 per FT Unit.  Each NFT Unit will consist of one common share in the capital of the Company and one-half of one non-flow-through share purchase warrant (“NFT Warrants”), each whole NFT Warrant entitling the holder thereof to purchase one additional common share of the Company at a per share price of $0.40, subject to accelerated expiry, such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.50 per share for 10 consecutive trading days.

Each FT Unit will consist of one common share in the capital of the Company and one-half of one non-flow-through share purchase warrant (“FT Warrant”), each whole FT Warrant entitling the holder thereof to purchase one additional common share of the Company at a per share price of $0.45, subject to accelerated expiry, such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.60 per share for 10 consecutive trading days.

The NFT Warrants and FT Warrants will expire 18 months from the closing date.

The proceeds from the flow-through portion of the private placement will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news releases dated May 17, 2011, May 31, 2011 and June 15, 2011); the Destiny Gold Project, located approximately 75 km north of Val d'Or in the Abitibi-Témiscamingue region, Québec (see news release dated March 7, 2011); and the Rock and Roll project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia (see press release dated April 27, 2010). The Rock and Roll project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past-producing Eskay Creek mine. Proceeds from the non-flow-through portion ofthe financing will be used for the above; for the advancement of the Company’s  Alaska property, and for the acquisition of additional platinum group metals, precious metals and base metals projects in Canada, the United States and Africa.

A finder's fee may be paid. The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

News Release	June 23, 2011

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F)  is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North Americaʹs newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 mile from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large capacity mineral processing facilities that have extra capacity

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in May 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone, which includes the main mineralized breccia zone The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, with production slated to commence  in summer of 2011.  (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President & C.E.O.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	June 23, 2011